Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

ROSE Diagnostics, Inc.
2796 Loker Avenue W Suite 104
Carlsbad, CA 92010
https://rose-dx.com/

Up to $1,234,986.48 in Class B Non-Voting Common Stock at $28.84
Minimum Target Amount: $123,983.16

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

In the event that we become a reporting company under the Securities Exchange Act of 1934, we intend to take advantage of the provisions that relate to "Emerging Growth Companies" under the JOBS Act of 2012, including electing to delay compliance with certain new and revised accounting standards under the Sarbanes-Oxley Act of 2002.

Company:

> Company: ROSE Diagnostics, Inc.
> Address: 2796 Loker Avenue W Suite 104, Carlsbad, CA 92010
> State of Incorporation: DE
> Date Incorporated: July 21, 2023

Terms:

> Equity

Offering Minimum: $123,983.16 | 4,299 shares of Class B Non-Voting Common Stock
Offering Maximum: $1,234,986.48 | 42,822 shares of Class B Non-Voting Common Stock
Type of Security Offered: Class B Non-Voting Common Stock
Purchase Price of Security Offered: $28.84
Minimum Investment Amount (per investor): $490.28

*Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.

Voting Rights of Securities Sold in this Offering

Class B Non-Voting Common Stock will not possess any voting rights with respect to key corporate decisions, including, but not limited to, the election of directors, amendments to the corporation's articles of incorporation or bylaws, issuance of additional shares, or significant corporate transactions, such as mergers, acquisitions, or the sale of substantial assets. As a result, holders of the non-voting Class B Non-Voting Common Stock will lack the ability to influence the direction of the company or to participate in the determination of matters that may materially affect their interests as shareholders. Furthermore, holders of Class B Non-Voting Common Stock may be adversely impacted by decisions made by the voting shareholders, whose interests may not align with those of non-voting shareholders. The inability to participate in corporate governance may, therefore, limit the protection and representation of Class B stockholders in matters that could affect the value of their investment.

Investment Incentives and Bonuses*

Loyalty Bonus | 20% Bonus Shares

If you are a predesignated community member of ROSE Diagnostics Inc., as of 30th August 2024, you are eligible for additional bonus shares.

Time-Based Perks

Early Bird 1: Invest $2,000+ within the first 2 weeks | 10% bonus shares

Early Bird 2: Invest $5,000+ within the first 2 weeks | 15% bonus shares

Early Bird 3: Invest $10,000+ within the first 2 weeks | 20% bonus shares

Early Bird 4: Invest $20,000+ within the first 2 weeks | 25% bonus shares

Early Bird 5: Invest $50,000+ within the first 2 weeks | 30% bonus shares

Mid-Campaign Perks (Flash Perks)

Flash Perk 1: Invest $5,000+ between days 35 - 40 and receive 10% bonus shares

Flash Perk 2: Invest $5,000+ between days 60 - 65 and receive 10% bonus shares

Amount-Based Perks

Tier 1 Perk: Invest $2,000+ and receive public acknowledgment of your investment on our website

Tier 2 Perk: Invest $5,000+ and receive all prior perks + 5% bonus shares

Tier 3 Perk: Invest $10,000+ and receive all prior perks, a private online session with the founders, + 10% bonus shares

Tier 4 Perk: Invest $20,000+ and receive an invitation to a VIP event with the company leadership + 15% bonus shares

Tier 5 Perk: Invest $50,000+ and receive a personalized lab tour and strategy session with the executive team + 20% bonus shares

The 10% StartEngine Venture Club Bonus

ROSE Diagnostics, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Venture Club.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Class B Non-Voting Common Stock at $28.84/ share, you will receive 110 shares of Class B Non-Voting Common Stock, meaning you'll own 110 shares for $2,884. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and the time of offering elapsed (if any). Eligible investors will also receive the Venture Club bonus[,]/[[and] the Loyalty Bonus[,]/[and the Audience Bonus]] in addition to the aforementioned bonus.

*In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed. Crowdfunding investments made through a self-directed IRA cannot receive perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those perks because they would be receiving a benefit from their IRA account.

The Company and its Business

Company Overview

ROSE Diagnostics Inc. ("ROSE" or the "Company") was formed in Delaware on July 21, 2023. ROSE's California registered office and research and development facility is located at 2796 Loker Avenue West, 104, Carlsbad CA, 92010.

ROSE's mission is to move the pathology lab in the cancer biopsy clinic with a suite of simple point-of-care testing products to make cancer diagnostics work better. The Company's products target cancer biopsy procedures where biopsy samples are collected from patients and sent to a pathology lab for diagnosis. The Company's verifi(™) products confirm the adequacy of biopsy sample collection effectively moving the pathology lab into the biopsy theatre. The Company's operations are developing a panel of known lymph biomarkers in a rapid Point of Care test format --- 5-minute turn-around-time enabling real-time actionable decisions. Disposable test cartridges are read on an affordable, small, and portable reader already approved for other diagnostic products. The Company's intellectual property consists of filed and in-process to be filed patents, and trade secrets focused on rapid test turn-around time while maintaining a high level of accuracy compared to lab-based tests.

ROSE Diagnostics is a pioneering company with a mission to revolutionize cancer diagnostics. We develop and commercialize rapid tests to make cancer diagnostics work better. Our goal is to move the pathology lab into the biopsy suite and in turn reduce the time to get a complete diagnosis and initiate treatment. Our first product verifies the sample taken during a biopsy procedure for diagnosing and staging lung cancer. Our value proposition is simple --- avoid sending an insufficient biopsy sample off to the pathology lab and the patient home only to find out weeks later that the sample was "no good" and having to repeat the process - this happens up to 40% of the time. The result is higher patient anxiety, reduced quality of life, lifespan, and cost to the system and patient than it needs to be.

We develop and sell tests that can be run in 5 minutes, during a lung cancer biopsy. Our first test - verifi LUNG Test is being designed to provide real-time feedback during a biopsy telling a doctor that they did or did not get the correct tissue - before the patient leaves.

These novel, high-speed point-of-care precision medicine tests for lung cancer biopsies mark the first of several pipeline products to tap into the multi-billion dollar cancer diagnostic testing market.

Addressing a critical unmet need, our initial test verifies biopsy lymph tissue sample acquisition and adequacy, filling a gap in current technologies.

We develop test cartridges (the razor) (not yet FDA Cleared) and use an on-market OEM/FDA Cleared point-of-care reader (the blade).

Our product pipeline will be expanded to include an in-biopsy test that is intended to confirm the presence of cancer, again, significantly shortening the time to diagnosis and the patient entering the treatment phase of their cancer journey.

Competitors and Industry

ROSE Diagnostics operates in the diagnostics and medical testing industry, which is a crucial segment of the broader healthcare and biotechnology market. Here's an overview of the market and industry:

1. Market Overview:

The global diagnostics market is experiencing steady growth, driven by a rising demand for early disease detection, a growing burden of chronic diseases, and continuous advancements in diagnostic technologies. The global in vitro diagnostic market is projected to reach approximately US $103 billion by 2030. Key growth factors include an aging population, the increasing prevalence of cancer, chronic and infectious diseases, and significant advancements in personalized diagnostics and AI-integrated tools. However, the industry faces challenges such as high costs, regulatory hurdles, and the need for skilled professionals. Within this space, the In Vitro Diagnostics (IVD) sector is expected to achieve a revenue of USD 88.98 billion by 2024, with the United States contributing significantly due to its strong research infrastructure and regulatory framework.

• Diagnostics Market Size: The global diagnostics market has been growing steadily and was valued at approximately USD 89 billion in 2023. It is expected to reach USD 103 billion by 2030, driven by the increasing demand for early disease detection, the rise of chronic diseases, and advancements in diagnostic technologies.

• Growth Drivers: Factors like the aging population, the increasing prevalence of chronic and infectious diseases, advancements in molecular diagnostics, and the integration of AI and machine learning in diagnostic tools are significant drivers.

• Challenges: High costs associated with diagnostic procedures, regulatory challenges, and the need for skilled professionals can be barriers to market growth.

The In Vitro Diagnostics market worldwide is forecasted to achieve a revenue of US$88.98bn by 2024. This projection indicates a steady growth rate with a compound annual growth rate (CAGR 2024-2029) of 2.91%, leading to a market volume of US$102.70bn by 2029. When compared globally, the United States is expected to generate the highest revenue, amounting to US$30,100.00m in 2024. In the worldwide market for In Vitro Diagnostics, the United States stands out for its robust research and development efforts and strong regulatory environment.

https://www.globenewswire.com/en/news-release/2022/08/10/2495920/0/en/Diagnostic-Testing-Market-Size-to-Hit-USD-348-75-Bn-by- 2030.html

2. Key Segments within the Diagnostics Industry

The diagnostics industry is composed of several key segments, each playing a crucial role in advancing healthcare and addressing evolving patient needs:

• Molecular Diagnostics: This segment includes PCR tests, next-generation sequencing (NGS), and other genomic technologies. It is a rapidly growing area, especially after the COVID-19 pandemic highlighted the importance of accurate and fast molecular diagnostics.

• Immunodiagnostics: Tests that rely on antibody-antigen interactions, such as ELISA and lateral flow tests. These are widely used in infectious disease testing, hormone assays, and cancer biomarkers.

• Point-of-Care Testing (POCT): Diagnostics that can be performed at the site of patient care, offering quick results. This segment is expanding, particularly in remote and underdeveloped regions.

• Clinical Chemistry: This includes tests like blood glucose, cholesterol, and other metabolic markers, often used in routine health screenings.

3. Industry Trends:

The cancer diagnostics industry is rapidly evolving to incorporate new technologies and approaches that enhance precision, accessibility, and speed, with several key trends shaping the future of oncology diagnostics:

• Personalized Medicine: Diagnostics are increasingly used to tailor treatments to individual patients' genetic profiles, especially in oncology.

• Automation and AI: The integration of AI in diagnostics helps in data analysis, improving accuracy, and reducing the time required for test results.

• Remote Diagnostics: With the growth of telemedicine, remote diagnostics and home-based testing kits are gaining traction.

4. Key Players and Competition:

Major players in the diagnostics market include Roche Diagnostics, Siemens Healthineers, Abbott Laboratories, Thermo Fisher Scientific, and Danaher Corporation. These companies dominate various segments of the market with their broad range of diagnostic solutions. These companies could develop tests for the biomarkers of interest to the Company, however, these companies' larger testing systems typically either focus on lab-based tests that run remotely to the biopsy procedure or that take hours to perform, in each case obviating their adoption as a biopsy, bed-side point of care test. We also meet regularly with regulatory bodies and to date we have been informed that our test will be considered under the de nova framework in the United States implying that there are no other existing tests approved for marketing for our intended use.

There are at least four commercially available biomarker ELISA test kits for CXCL13 and CCL21. These tests take between 3.5 and 4.5 hours to deliver results, which far exceeds the requirement for real-time assessment in the biopsy suite (<10 minutes) and compares unfavorably to ROSE's verifi LUNG Test, 5-minute time to result.

Emerging Companies: Many startups and smaller companies are entering the market with innovative technologies, often focusing on niche areas such as rare diseases, specific cancers, or novel biomarkers. We regularly monitor the developments in the market to maintain visibility to competitive threats or products similar to ours that may be in development. To our knowledge, there are no large competitors nor other small companies in the development stage that are pursuing similar point-of-care products targeted at lung cancer biopsy verification tests.

Bronchoscopy clinics have limited access to onsite cytopathology services that can provide an onsite confirmation of using a small sample from the biopsy, a common cellular stain and a microscope to provide sample adequacy information. The availability of these services is limited and declining; use legacy technology and are limited by common sample degradation by the presence of blood that reduces effectiveness. An American Society of Cytopathology Report (2019) states a 25% annual decrease in the number of cytotechs writing qualifying exams; only two new professionals enter the laboratory workforce for every seven who retire. ROSE Diagnostics readers and cartridges do not need to be fit into the biopsy schedule, don't call in sick and are run by the existing nursing or clinical staff that currently are in the biopsy procedure room.

In general, we believe that there has been and continues to be a lack of competitive interest in diagnostic products focused on interventional pulmonology biopsy verification and further, that ROSE Diagnostics' verifi LUNG Test is unique in that it is rapid, machine and biomarker-based, easy to use. We believe our products will provide significant benefits over existing cytopathology technician services where they exist and will provide game-changing benefits to clinicians and patients in those clinics where no such services are available.

5. Regulatory Environment:

The diagnostics industry is highly regulated, with stringent requirements for product approval and market entry. In the U.S., the FDA oversees the approval of diagnostic tests, while in Europe, it's regulated under the IVDR (In Vitro Diagnostic Regulation).

Regulatory challenges include meeting the standards for accuracy, reliability, and clinical validation required for market approval.

6. Market Outlook:

• The diagnostics market is expected to continue growing, with increasing investments in R&D and the introduction of new technologies. The demand for more accessible, faster, and more accurate diagnostics will drive innovation and expansion in this sector. Biomarker based tests for cancer diagnosis that reduce the time to start treatment will become important areas of innovation. We believe that in developing disruptive tests that make cancer diagnostics work better and that create new market opportunity by moving the pathology lab into the biopsy suite could be attractive investment or acquisition opportunities for larger market participants.

Market and Technology Overview and Trends

The market for point-of-care (POC) diagnostic tests aimed at improving lung cancer biopsy efficiency is experiencing significant growth, particularly in settings with limited specialized resources. As lung cancer remains a leading cause of cancer mortality, there is an increasing demand for POC diagnostics that can streamline the biopsy process, aiding in faster decision-making and potentially reducing the time to treatment initiation. These tests offer the ability to yield rapid, accurate insights from minimally invasive procedures, even outside of traditional hospital settings, thereby enhancing diagnostic accessibility in community clinics and rural areas. Such advancements are particularly impactful in optimizing biopsy workflows, ensuring timely intervention for lung cancer patients. With support from regulatory programs designed to expedite approvals for innovative diagnostic solutions, this sector is poised for considerable expansion, addressing critical gaps in the lung cancer care continuum.

Cancer Disease Burden

The cancer disease burden is high. Lung cancer is by far the leading cause of cancer deaths in the US for both men and women, accounting for about 1 in 5 of all cancer deaths.

{{{ IMAGE I from US Cancer Statistics Working Group (2022) from ROSE Business Pla}}}

Selected cancer types for which fine needle aspiration biopsies are used for diagnosis and staging are shown below. The annual number of new cases is plotted against relative mortality (inverse of the 5-year survival rate); the size of the bubble is proportionate to the number of annual deaths from that cancer.

{{{ IMAGE 2 from Selected cancer types for which fine needle aspiration biopsies are used for diagnosis and staging. Data: American Cancer Society: new cases and deaths 2024; 5-year survival rate 2013-19. }}}

Surprisingly, the time to initiate treatment of cancer has been increasing since the mid-2000's.[1] The consequence of delays in initiating treatment for lung cancer directly impact a patient's 5-year survival rate, especially for early-stage lung cancer. The 5-year survival drops by 13% and 8% for stage I and II lung cancer if the start of treatment is >6 weeks, compared to treatment initiated in ≤6 weeks.

{{{ IMAGE 3 Impact of Prolonged Treatment Delay on Overall Survival in Early-Stage NSCLC}}}

from Khorana et al 2019 PLoS ONE 14(3)e0213209}}}

Market Conditions: Lung Cancer Pathology Industry and Point of Care Testing in Biopsy Diagnostics

Lung cancer pathology is witnessing significant challenges as it navigates the evolving landscape of cancer detection and treatment.[2,3] Challenges include constrained specialized labor, (compounded by increased technology complexity), increased testing demand (especially molecular), and a pursuit of earlier cancer detection and treatment. Among the emerging technology trends, Point of Care (POC) testing has gained prominence in other areas of medicine for its potential to accelerate delivery of diagnostics results and improve clinical workflows. We envision a similar transformation of pathology and lung biopsies with PoC testing. In this section we provide an overview of the general market dynamics for POC testing in biopsy diagnostics procedures, assess the performance of the cancer pathology sector and provide a discussion of some relevant government regulations for the USA medical diagnostics market.

Market Dynamics for POC Testing in Biopsy Pathology

Point of Care testing, with its focus on immediate delivery of actionable testing results at the patient bedside, has the potential to transform current biopsy procedures. The adoption of POC testing in lung cancer diagnostics is driven by the need for quicker and more accessible diagnostic tools, facilitating early detection and personalized treatment strategies.

The market is witnessing innovations in technologies such as liquid biopsy, where circulating tumor DNA is analyzed from a simple blood sample. This non-invasive approach is gaining traction for its potential to complement traditional biopsy methods, offering a less invasive and more patient-friendly option.

Performance of the Cancer Diagnostics Industry

The cancer diagnostics industry is experiencing robust growth, driven by increasing cancer prevalence, advancements in diagnostic technologies, and a growing emphasis on early detection given the growing costs of advanced treatments benefitted by precision diagnostics. However, challenges such as high costs, limited accessibility in certain regions, and the need for skilled professionals continue to impact the industry's overall performance.

In particular, lung cancer diagnostics has seen notable progress with the introduction of novel imaging techniques, molecular diagnostics, and targeted therapies. The integration of artificial intelligence (AI) and machine learning in diagnostics is enhancing the accuracy and speed of cancer detection, fostering a more comprehensive and personalized approach to treatment.

Government Regulations

Overview of Government Regulations for the USA Medical Diagnostics Market

The US medical diagnostics market is subject to government regulations that ensure the safety and efficacy of medical testing and diagnostic devices. This overview focuses on the regulatory landscape for lung cancer biopsy diagnostics and non-CLIA (CLIA is the Clinical Laboratory Improvement Amendments of 1988) waived point-of-care systems, addressing key aspects such as medical device classifications, the US Food and Drug Administration (FDA) approvals, and reimbursement regulations.

Medical Device Classification Types 1, 2, and 3: The US Food and Drug Administration (FDA) classifies medical devices into three categories based on their level of risk. Class I devices are low-risk and generally exempt from premarket notification requirements. Class II devices pose moderate risks and typically require 510(k) clearance, demonstrating substantial equivalence to a predicate device. Class III devices, with the highest risk, necessitate premarket approval (PMA) to establish their safety and effectiveness.

The classification of lung cancer biopsy medical devices depends on the specific device. Devices, such as biopsy guidance systems are typically Class II, while more advanced devices, like automated biopsy interpretation systems, may fall under Class III.

The ROSE verifi LUNG Test is a Class 2 device.

US FDA Approvals: 510(k), De Novo 510(k), and PMA Pathways: FDA approval pathways are crucial in bringing medical devices to market. The 510(k) pathway involves demonstrating that a new device is substantially equivalent to an existing device. De Novo pathway is for novel devices without a predicate, allowing the FDA to establish a new classification. PMA is the most rigorous pathway, requiring comprehensive scientific evidence to demonstrate a device's safety and efficacy.

Lung cancer biopsy devices may go through the 510(k) pathway for devices with established predicates (Class II), the De Novo for innovative devices (Class II or Class III), or the PMA pathway for higher-risk (Class III) technologies.

ROSE is currently following the De Novo pathway; a decision that follows on our first pre-submission meeting with the FDA.

Current Stage and Roadmap

We are in the development stage and pre-revenue.

The agility of our team is reflected in our fast-mover advantage, conceiving the idea in January 2023 and initiating prototype in-patient testing by September 2023, having conducted >5,000 tests in our California-based lab.

We have completed 2 pre-submission meeting with the FDA We are just about to launch a short clinical study in preparation for our pivotal study.

We are planning to launch our pivotal clinical study in the first quarter of 2025 with a projected submission to the FDA in H2 2025.

The Team

Officers and Directors

Name: Andrew Charles Morris

Andrew Charles Morris's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Board Member, Chief Executive Officer, Principal Accounting Officer
  Dates of Service: July, 2023 - Present
  Responsibilities: Andrew is the CEO and leads fund-raising initiatives for the company. He is also chiefly responsible for the financial management of the company and acts in the capacity of CFO. Andrew receives compensation of $100,000 and holds 20% equity in the company through his solely-owned company, Rare Management Advisors Inc.. Andrew allocates 100% of his management time to the Company.

Other business experience in the past three years:

- Employer: SQI Diagnostics Inc.
  Title: CEO
  Dates of Service: September, 2021 - June, 2023
  Responsibilities: Andrew was responsible for overall leadership and management of the Company.

Other business experience in the past three years:

- Employer: Attwill Medical Solutions LLC
  Title: Managing Partner
  Dates of Service: June, 2020 - September, 2021
  Responsibilities: Andrew was responsible for overall executive management of the company with primary responsibility for finance and operations including capital markets, fund raising, accounting and reporting and operations.

Other business experience in the past three years:

- Employer: Rare Management Advisors Inc.
  Title: President
  Dates of Service: May, 2013 - Present
  Responsibilities: This is Andrew's solely-owned management consulting company that he uses to provide executive management services to a variety of companies since 2013. Currently, the sole client of Rare Management Advisors is ROSE Diagnostics Inc.

Name: Adolfo Luis Velazquez-Dones

Adolfo Luis Velazquez-Dones's current primary role is with RAIVSDx LLC. Adolfo Luis Velazquez-Dones currently services 40 hours hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- Position: Board Member and Chief Technical Officer
  Dates of Service: July, 2023 - Present
  Responsibilities: Adolfo leads the development and implementation of technology strategies that align with the company's goals and objectives. Adolfo establishes and maintains relationships with key stakeholders, including vendors, partners, and customers. Adolfo's salary is TBD and holds 20% equity in the company.

Other business experience in the past three years:

- Employer: RAIVSDx LLC
  Title: CEO/Owner
  Dates of Service: August, 2023 - Present
  Responsibilities: Adolfo is responsible for the development of lateral flow assays/immunoassay from concept to commercialization. Adolfo is responsible for optimizing operational efficiency, negotiating high-value contracts and agreements, and establishing and maintaining relationships with clients.

Other business experience in the past three years:

- Employer: DirektDx LLC
  Title: CTO/Co-founder
  Dates of Service: April, 2020 - June, 2023
  Responsibilities: Adolfo is responsible for the development of lateral flow assays/immunoassay from concept to commercialization.

Name: Donna Thandu Padavan

Donna Thandu Padavan's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Board Member and VP of Clinical & Regulatory Affairs
  Dates of Service: July, 2023 - Present
  Responsibilities: Donna is the Vice President (VP) of Clinical Affairs and Regulatory Affairs is responsible for overseeing all aspects of clinical development and adherence to regulatory standards, financial planning, and budgeting within an organization. This includes developing and executing clinical strategies and plans in accordance with regulatory requirements, managing clinical trials, ensuring adherence to Good Clinical Practice guidelines, and securing regulatory approvals for products. Additionally, the VP oversees interactions with regulatory agencies, maintains relationships with key opinion leaders, and leads teams of clinical and regulatory professionals. Donna currently receives a compensation of $80,000. Donna's compensation is paid to, and her 20% equity in the Company is held through her solely-owned company DPV INC..

Other business experience in the past three years:

- Employer: DPV INC.
  Title: President
  Dates of Service: November, 2023 - Present
  Responsibilities: Donna provides services primarily to the issuer as Vice President of Clinical & Regulatory Affairs. Approximately 3.5 hours per month is spent providing services to legacy clients, Owlstone Medical and NBCL BV, in ensuring the clinical site adherence to clinical protocols, good documentation practices, and regulatory compliance.

Other business experience in the past three years:

- Employer: SQI Diagnostics Inc
  Title: Director of Clinical Research and Development
  Dates of Service: April, 2021 - June, 2023
  Responsibilities: As Director of Clinical Research and Development at SQI Diagnostics Inc., Toronto, Ontario, Donna developed clinical strategies and development plans compliant with GCP standards. Donna also managed, led, and

mentored a team of clinical research and development scientists, ensuring collaboration with various business functions and maintaining strong relationships with key opinion leaders (KOLs).

Name: Paul Mitchell Gold

Paul Mitchell Gold's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Board Member
  Dates of Service: May, 2024 - Present
  Responsibilities: Paul is a member of the Board of Directors. Paul does not receive a salary and holds 0% equity in the company.

Name: Eric Bertrand Brouwer

Eric Bertrand Brouwer's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Board Member, Chief Scientific Officer
  Dates of Service: July, 2023 - Present
  Responsibilities: Eric leads the scientific, IP, regulatory, quality, and operations functions; with the CEO, Eric shares the stakeholder relationships. Eric receives compensation of $97,5000 and holds 20% equity in the company through his solely-owned company, EB BIO Consulting Inc.. Eric allocates 100% of his management time to the Company.

Other business experience in the past three years:

- Employer: EB BIO Consulting Inc
  Title: Founder and President
  Dates of Service: February, 2023 - Present
  Responsibilities: Eric offers management and technical consulting services for the medical device industry.

Other business experience in the past three years:

- Employer: SQI Diagnostics Inc
  Title: Chief Scientific Officer
  Dates of Service: October, 2017 - June, 2023
  Responsibilities: Eric leads the product development, regulatory, quality and intellectual property for a publicly-traded diagnostics company.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or the "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any securities should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should research thoroughly any offering before making an investment decision and consider all of the information provided regarding the Company as well as the following risk factors, in addition to the other information in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial, financial, and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet its projections. There can be no assurance that the Company will be able to find sufficient demand for its product or service, that people think it's a better option than a competing product or

service, or that we will be able to provide a product or service at a level that allows the Company to generate revenue, make a profit, or grow the business.

Any valuation is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are independently valued through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess, may not be exact, and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on the securities you purchase. More importantly, there are a limited number of established markets for the resale of these securities. As a result, if you decide to sell these securities in the future, you may not be able to find, or may have difficulty finding, a buyer, and you may have to locate an interested buyer when you do seek to resell your investment. The Company may be acquired by an existing player in the industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on how you can resell the securities you receive. More importantly, there are limited established markets for these securities. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the same or a similar industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

The Company may undergo a future change that could affect your investment
The Company may change its business, management or advisory team, IP portfolio, location of its principal place of business or production facilities, or other change which may result in adverse effects on your investment. Additionally, the Company may alter its corporate structure through a merger, acquisition, consolidation, or other restructuring of its current corporate entity structure. Should such a future change occur, it would be based on management's review and determination that it is in the best interests of the Company.

Your information rights are limited with limited post-closing disclosures
The Company is required to disclose certain information about the Company, its business plan, and its anticipated use of proceeds, among other things, in this offering. Early-stage companies may be able to provide only limited information about their business plan and operations because it does not have fully developed operations or a long history to provide more disclosure. The Company is also only obligated to file information annually regarding its business, including financial statements. In contrast to publicly listed companies, investors will be entitled only to that post-offering information that is required to be disclosed to them pursuant to applicable law or regulation, including Regulation CF. Such disclosure generally requires only that the Company issue an annual report via a Form C-AR. Investors are generally not entitled to interim updates or financial information.

Some early-stage companies may lack professional guidance
Some companies attribute their success, in part, to the guidance of professional early-stage advisors, consultants, or investors (e.g., angel investors or venture capital firms). advisors, consultants, or investors may play an important role in a company through their resources, contacts, and experience in assisting early-stage companies in executing their business plans. An early-stage company primarily financed through Regulation Crowdfunding may not have the benefit of such professional investors, which may pose a risk to your investment.

If the Company cannot raise sufficient funds it will not succeed
The Company is offering Common Stock in the amount of up to $1,235,000 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. It is a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment

We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Company. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of common stock or other securities. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per security.

Management's Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this offering. The Use of Proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and may not have been reviewed by our independent accountants. These projections are based on assumptions that management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members
Officers, directors, executives, and existing owners with a controlling stake in the Company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Reliance on a single service or product
We are currently developing a single product. Our future products are variants of one type of diagnostic testing technology. Relying heavily on a single product and single technology can be risky, as changes in market conditions, technological advances, shifts in consumer preferences, or other changes can adversely impact the demand for the product or service, potentially leading to revenue declines or even business failure.

Some of our products are still in the prototype phase and might never be operational products
Developing new products and technologies can be a complex process that involves significant risks and uncertainties. Technical challenges, design flaws, manufacturing defects, and regulatory hurdles can all impact the success of a product or service. It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Developing new products and technologies entails significant risks and uncertainties
Competition can be intense in many markets, and a failure to keep up with competitors or anticipate shifts in market dynamics can lead to revenue declines or market share losses. We are currently in the research and development stage and have only manufactured a prototype for our cancer biopsy procedures. Delays or cost overruns in the development of our cancer biopsy procedures and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design, and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Supply Chain and Logistics Risks
The availability of raw materials, transportation costs, and supply chain disruptions can all impact the ability to manufacture and distribute products or services, leading to lost revenue or increased costs. Products and services that are not available when customers need them can lead to lost sales and damage to the brand's reputation.

Quality and Safety of our Product and Service
The quality of a product or service can vary depending on the manufacturer or provider. Poor quality can result in customer dissatisfaction, returns, and lost revenue. Furthermore, products or services that are not safe can cause harm to customers and result in liability for the manufacturer or provider. Safety issues can arise from design flaws, manufacturing defects, or improper use.

Minority Holder; Securities with Voting Rights
As a minority holder of Common Stock of this offering, you have granted your votes by proxy to the CEO of the Company. Even if you were to receive control of your voting rights, as a minority holder, you will have limited rights in regards to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the Company.

You are trusting that management will make the best decision for the company
You are trusting in management's discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds
The Company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it may cease operating and result in a loss on your investment. Even if we sell all the Common Stock we are offering now, the Company may need to raise more funds in the future, and if unsuccessful in doing so, the Company will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the Company being worth less, if later investors have better terms than those in this offering.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans, or prospects, sometimes with little or no notice. When such changes happen during the course of an offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Non-accredited investors may not be eligible to participate in a future merger or acquisition of the Company and may lose a portion of their investment
Investors should be aware that under Rule 145 under the Securities Act of 1933 if they invest in a company through Regulation CrowdFunding and that company becomes involved in a merger or acquisition, there may be significant regulatory implications. Under Rule 145, when a company plans to acquire another and offers its shares as part of the deal, the transaction may be deemed an offer of securities to the target company's investors, because investors who can vote (or for whom a proxy is voting on their behalf) are making an investment decision regarding the securities they would receive. All investors, even those with non-voting shares, may have rights with respect to the merger depending on relevant state laws. This means the acquirer's "offer" to the target's investors would require registration or an exemption from registration (such as Reg. D or Reg. CF), the burden of which can be substantial. As a result, non-accredited investors may have their shares repurchased rather than receiving shares in the acquiring company or participating in the acquisition. This may result in investors' shares being repurchased at a value determined by a third party, which may be at a lesser value than the original purchase price. Investors should consider the possibility of a cash buyout in such circumstances, which may not be commensurate with the long-term investment they anticipate.

Our new product could fail to achieve the sales projections we expect
Our growth projections are based on the assumption that with an increased advertising and marketing budget, our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition
We will compete with larger, established companies that currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will not render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are an early stage company and have not yet generated any profits
ROSE Diagnostics Inc. was formed on 21 July 2023. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. ROSE Diagnostics Inc. has incurred a net loss and has had no revenues generated since inception. There is no assurance that we will be profitable in the near future or generate sufficient revenues to pay dividends to our shareholders.

We are an early stage company and have limited revenue and operating history
The Company has a short history, few customers, and effectively no revenue. If you are investing in our company, it's because you think that cancer biopsy procedure testing is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough people so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

We are an early stage company operating in a new and highly competitive industry

The Company operates in a relatively new industry that may be faced with a lot of competition from both startups and established companies. As other companies flood the market and reduce potential market share, Investors may be less willing to invest in a company with a declining market share, which could make it more challenging to fund operations or pursue growth opportunities in the future.

Intense Market Competition
The market in which the company operates may be highly competitive, with established players, emerging startups, and potential future entrants. The presence of competitors can impact the company's ability to attract and retain customers, gain market share, and generate sustainable revenue. Competitors with greater financial resources, brand recognition, or established customer bases may have a competitive advantage, making it challenging for the company to differentiate itself and achieve long-term success.

Vulnerability to Economic Conditions
Economic conditions, both globally and within specific markets, can significantly influence the success of early-stage startups. Downturns or recessions may lead to reduced consumer spending, limited access to capital, and decreased demand for the company's products or services. Additionally, factors such as inflation, interest rates, and exchange rate fluctuations can affect the cost of raw materials, operational expenses, and profitability, potentially impacting the company's ability to operate.

Uncertain Regulatory Landscape
Due to the unestablished nature of the market the business operates within, the potential introduction of new laws or industry-specific standards can impose additional costs and operational burdens on the company. Non-compliance or legal disputes may result in fines, penalties, reputational damage, or even litigation, adversely affecting the company's financial condition and ability to operate effectively.

We have existing patents that we might not be able to protect properly
One of the Company's most valuable assets is its intellectual property. The Company's owns patent applications, trademarks, Internet domain names, and trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

We have pending patent approval's that might be vulnerable
One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them
Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business
Our business depends on our ability to attract, retain, and develop highly skilled and qualified employees. As we grow, we will need to continue to attract and hire additional employees in various areas, including sales, marketing, research, development, clinical and regulatory affairs, operations, finance, legal, and human resources. However, we may face competition for qualified candidates, and we cannot guarantee that we will be successful in recruiting or retaining suitable employees. Additionally, if we make hiring mistakes or fail to develop and train our employees adequately, it could have a

negative impact on our business, financial condition, or operating results. We may also need to compete with other companies in our industry for highly skilled and qualified employees. If we are unable to attract and retain the right talent, it may impact our ability to execute our business plan successfully, which could adversely affect the value of your investment. Furthermore, the economic environment may affect our ability to hire qualified candidates, and we cannot predict whether we will be able to find the right employees when we need them. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time

Our ability to sell our products is subject to various government regulations, including but not limited to, regulations related to the manufacturing, labeling, distribution, and sale of our products. Changes in these regulations, or the enactment of new regulations, could impact our ability to sell our products or increase our compliance costs. Furthermore, the regulatory landscape is subject to regular change, and we may face challenges in adapting to such changes, which could adversely affect our business, financial condition, or operating results. In addition to government regulations, we may also be subject to other laws and regulations related to our products, including intellectual property laws, data privacy laws, and consumer protection laws. Non-compliance with these laws and regulations could result in legal and financial liabilities, reputational damage, and regulatory fines and penalties. It is also possible that changes in public perception or cultural norms regarding our products may impact demand for our products, which could adversely affect our business and financial performance, which may adversely affect your investment.

We rely on third parties to provide services essential to the success of our business

Our business relies on a variety of third-party vendors and service providers, including but not limited to manufacturers, clinical partners, clinical study contract organizations, industrial designers, contract research organizations, shippers, accountants, lawyers, public relations firms, advertisers, retailers, and distributors. Our ability to maintain high-quality operations and services depends on these third-party vendors and service providers, and any failure or delay in their performance could have a material adverse effect on our business, financial condition, and operating results. We may have limited control over the actions of these third-party vendors and service providers, and they may be subject to their own operational, financial, and reputational risks. We may also be subject to contractual or legal limitations in our ability to terminate relationships with these vendors or service providers or seek legal recourse for their actions. Additionally, we may face challenges in finding suitable replacements for these vendors and service providers, which could cause delays or disruptions to our operations. The loss of key or other critical vendors and service providers could materially and adversely affect our business, financial condition, and operating results, and as a result, your investment could be adversely impacted by our reliance on these third-party vendors and service providers.

The Company is vulnerable to hackers and cyber-attacks

As a technology and data centric business, we may face risks related to cybersecurity and data protection. We rely on technology systems to operate our business and store and process sensitive data, including the personal information of our investors. Any significant disruption or breach of our technology systems, or those of our third-party service providers, could result in unauthorized access to our systems and data, and compromise the security and privacy of our investors. Moreover, we may be subject to cyber-attacks or other malicious activities, such as hacking, phishing, or malware attacks, that could result in theft, loss, or destruction of our data, disruption of our operations, or damage to our reputation. We may also face legal and regulatory consequences, including fines, penalties, or litigation, in the event of a data breach or cyber-attack. Any significant disruption or downtime of our information systems or manufacturing systems, whether caused by cyber-attacks, system failures, or other factors, could harm our reputation, reduce the attractiveness of our products, and result in a loss of customers. Moreover, disruptions in the services of our technology provider or other third-party service providers could adversely impact our business operations and financial condition. This would likely adversely impact the value of your investment.

Economic and market conditions

The Company's business may be affected by economic and market conditions, including changes in interest rates, inflation, consumer demand, and competition, which could adversely affect the Company's business, financial condition, and operating results.

Force majeure events

The Company's operations may be affected by force majeure events, such as natural disasters, pandemics, acts of terrorism, war, or other unforeseeable events, which could disrupt the Company's business and operations and adversely affect its financial condition and operating results.

Adverse publicity

The Company's business may be negatively impacted by adverse publicity, negative reviews, or social media campaigns that could harm the Company's reputation, business, financial condition, and operating results.

Diagnostic and Life Sciences Market Risk Factors

Market Competition The markets for our products are characterized by rapidly changing technology, evolving industry standards, changes in customer needs, emerging competition, new product introductions and strong price competition. We compete with both established and development-stage companies, universities, research institutions, governmental agencies and healthcare providers that design, manufacture and market similar diagnostic products, many of whom have significantly greater financial and human resources, research, development and marketing capabilities, intellectual property and name recognition than the Company. The Company's competitors may succeed in developing technologies and products that are more effective than any products developed by the Company, or that would render the Company's technology and products obsolete. We anticipate that we will face increased competition in the future as existing companies and competitors develop new or improved products and as new companies enter the market with new technologies, which is likely to result in pricing pressures, which could harm our sales, profitability or market share. Our failure to compete effectively could materially and adversely affect our business, financial condition and operating results. Market Acceptance of Products Our success depends, in part, upon our ability to develop and market products that are recognized and accepted as reliable, accurate, timely and cost effective by physicians, lab technicians and administrators. Market acceptance of our products and technologies will depend upon many factors, including our ability to convince potential customers that our systems are an attractive cost- and time-saving alternative to existing services and methodologies. Compared to competing technologies including but not limited to cyto-histopathology services, our verifi™ LUNG Test assay technology is relatively new, and most potential customers have limited knowledge of, or experience with, our products. Prior to adopting our verifi™ LUNG Test technology, some potential customers may need to devote time and effort to testing and validating our systems. Any failure of our systems to meet these customer benchmarks could result in customers choosing to retain their existing systems or to purchase systems other than ours. Product Recalls and Liability Claims If the Company's products produce inaccurate or inconsistent results, do not function as designed, are inappropriately designed or are not properly produced, the Company may have to withdraw such products from the market and/or be subject to product liability claims. Although the Company expects to maintain insurance against product liability and defense costs in amounts believed to be reasonable, there is no assurance that the Company can successfully defend any such claims or that the insurance it expects to carry will be sufficient. A successful claim against the Company in excess of insurance coverage could have a material adverse impact on its business, financial condition and results of operations.

Complex Regulatory Compliance Requirements

We operate in a highly regulated industry and we are subject to the authority of certain regulatory agencies, including but not limited to Centers for Medicare & Medicaid Services (CMS) and the FDA. As we enter new markets (e.g., Mexico, Europe, Canada), we may become subject to additional regulatory requirements from applicable health authorities. These requirements encompass the design, development, testing, supply chain management, manufacturing, marketing and sale of our diagnostic testing products. Failure by us or by our partners and manufacturers to maintain regulatory certification of quality systems or failure of our manufacturing facilities to meet regulatory standards could materially affect our ability to manufacture or market our products successfully and could therefore have a material adverse effect on our business. The Company will be required to hold a variety of permits and licenses to comply with operational and security standards of the various governmental agencies. Any failure to adhere to these standards, or maintain appropriate permits, could disrupt Company operations and adversely affect the Company's results. Part of the Company's growing operations may involve collecting and maintaining patient-identifying information or other sensitive personal and financial data, which is subject to a variety of federal, provincial and foreign laws that regulate the use and disclosure of such information. Regulations currently in place continue to evolve, and new laws in this area could further restrict the Company's ability to collect, handle and maintain personal or patient information, or could require the Company to incur additional compliance costs, either of which could have an adverse impact on the Company's results of operations. Violations of federal, provincial or foreign laws concerning privacy and data protection could subject the Company to civil or criminal penalties, breach of contract claims, costs for remediation and harm to the Company's reputation. Additionally, the authority of the regulatory agencies or the application of certain regulations may be expanded or otherwise changed in such a manner that would place additional regulatory burdens on us or our customers. Such a change in our industry could have a material adverse effect on our business. Rapidly Changing Technology and Customer Requirements The field of human medical diagnostics is characterized by rapidly changing and developing technologies that include new products that could render our diagnostic reader technology and consumable tests obsolete at any time, and thereby adversely affect our financial condition and future prospects. Our success depends upon our ability to anticipate changes in technology and customer requirements and develop new products with improved performance and cost effectiveness in existing and new markets. Developing and marketing new products and services will require us to incur substantial development costs, and we may not have adequate resources available to be able to successfully introduce new versions of, or enhancements to, our products. While we plan to continue to make improvements to our diagnostic reader technology and consumable tests, we may not be able to successfully implement these improvements. Even if we successfully implement some or all these improvements, we cannot guarantee that potential customers will find our enhanced products to be an attractive alternative to existing technologies, including our current products.

Research and Development Activities

New diagnostic products, and improvements to existing diagnostic products, require significant research, development, testing and investment prior to any final commercialization. Our business depends on the continued development and improvement of our existing products, our development of new products to serve existing markets and our development of new products to create new markets and applications that were previously not practical with existing products or services. We believe that the adoption of our verifi platform and diagnostic reader technology by potential customers depends, in part, upon our ability to provide a menu of tests to potential customers. We intend to devote significant personnel and financial resources to research and development activities designed to advance the capabilities of our diagnostic technology and to obtain regulatory approval of additional tests. We may face delays in the future, and we may not obtain any benefits from our research and development activities. Any delay or failure by us to develop new products, to receive applicable regulatory clearances or approvals, produce the products in commercial quantities at reasonable costs, successfully market the products, or to enhance existing products would have a material adverse effect on our business and results of operations. Our long-term success must be considered in light of the expenses, difficulties and delays frequently encountered in connection with the development of new technology and the competitive and highly regulated environment in which we operate.

Marketing and Distribution

We are in the early stages of commercializing, selling, distributing, and marketing of products, in which we have limited experience. We intend to market, sell and distribute our products primarily through our own sales force in North America. Our future sales will depend in large part on our ability to develop and substantially expand our direct sales force and to increase the scope of our marketing efforts. Our sales and marketing efforts may also include the establishment of distribution partners to expand our marketing channels. Our products are technically complex and used for specialized applications. As a result, we believe it is necessary to develop a direct sales force that includes people with specific scientific backgrounds and expertise and a marketing group with technical sophistication. Competition for such employees is intense. We may not be able to attract and retain personnel or be able to build an efficient and effective sales and marketing force, which could negatively impact sales of our products, and reduce any future revenues and profitability. If our sales, marketing, and distribution efforts are not successful, our technologies and products may not gain market acceptance at the rate we expect, which would materially impact our business operations.

Reliance on Key Suppliers

We rely on key suppliers for certain components and materials used in our platform technologies, including our diagnostic reader technology and consumable kits. We do not have agreements with these key suppliers of our consumable kits that require them to supply us with components in the future. While we do have redundant relationships for key components of our consumable kits, the loss of any of these key suppliers would require significant time and effort to locate and qualify an alternative source of supply. At this point in time we have only one vendor for our diagnostic reader technology. There are a limited number of suppliers who can manufacture the highly specialized equipment that forms this part of our testing system. In addition, any change in any component that forms a part of our systems will require additional testing to ensure that it performs in a substantially similar manner to the existing component. Any interruption or delay in the supply of components or materials, or our inability to obtain components or materials from alternate sources at acceptable prices in a timely manner, could impair our ability to meet the demand of our strategic partners and future customers.

Legislative or Regulatory Change

The healthcare regulatory environments in the jurisdictions in which we operate and plan to operate may change in a way that restricts our ability to market our diagnostic testing products. In some situations, sales of our diagnostic systems will depend, in part, upon the extent to which the costs to patients of such tests are paid by health maintenance, managed care, and similar healthcare management organizations, or reimbursed by government health payor administration authorities, private health coverage insurers and other third-party payors. The Company expects the healthcare and diagnostic industry to continue to change significantly and these potential changes, which may include a reduction in government support of healthcare services, adverse changes in legislation or regulations, and further reductions in healthcare reimbursement practices, could have a material adverse effect on the Company's business, results of operations and financial condition.

Key Personnel

The Company's management team consists of a core group of experienced senior executive officers. The loss of the technical knowledge, management expertise, and knowledge of the Company's and its clients' operations of one or more members of the Company team could result in a diversion of management resources, as the remaining members of management would need to cover the duties of any senior executive who leaves the Company and would need to spend time usually reserved for managing its business to search for, hire and train new members of management. Additionally, as members of the Company's management team have built strong relationships in the healthcare sector, the loss of these relationship contacts could have an adverse effect on the Company's business. The Company does not expect to carry "key man" insurance that could compensate it for the loss of any of its senior executives. The loss of some or all of the Company's management team or other key personnel, particularly those personnel with clinical, regulatory, and R&D experience, could negatively affect the Company's ability to develop and pursue the Company's growth strategy, which could adversely affect the Company's business and financial condition. Any departures of key personnel could also be viewed in a negative light by investors and analysts, which could cause the market price of the Common Shares to decline. Additionally, the market for key personnel in the industry in which the Company will compete is highly competitive and not concentrated in all of the locations in which it expects to operate. As a result, the Company may not be able to attract and retain key personnel with the skills and expertise necessary to manage its business and pursue its growth strategy.

Development or Manufacturing Delays

We have been developing our core technologies in our facilities in Carlsbad California, which we believe has adequate space to expand the pilot manufacturing capacity to our expected needs for the foreseeable future. However, we may encounter unforeseen situations at this facility that may result in delays or shortfalls in our development and production. In addition, our development and production processes and assembly methods may have to change to accommodate any significant future expansion of our manufacturing capacity or our transfer of the manufacturing of our products to our commercial scale third party manufacturing partners, also located in Carlsbad California. If we are unable to keep up with the development of or demand for our products, our revenue could be impaired, market acceptance for our products could be adversely affected and our customers might instead purchase our competitors' products. Our inability to successfully manufacture our products would have a material adverse effect on our business, financial condition and results of operations. Unknown Defects or Errors Our products utilize complex technologies applied on a small scale, and our systems may develop or contain undetected defects or errors. As our production levels increase, material performance problems, defects or errors could arise. The costs incurred in correcting any defects or errors may be substantial and could adversely affect our operating margins. In manufacturing our products, we depend upon third parties for the supply of various components. Many of these components require a significant degree of technical expertise to produce. If our suppliers fail to produce components to specification, or if defective materials or workmanship are used in the manufacturing process, the reliability and performance of our products will be compromised. The occurrence of any one or more of the foregoing could negatively affect our business, financial condition and results of operations.

Risks Related to Intellectual Property Protection

Our commercial success depends, in part, upon our ability to protect our intellectual property and proprietary technologies and upon the nature and scope of the intellectual property protection the Company receives. We rely on patent protection, where appropriate and available, as well as a combination of copyright, trade secret and trademark laws, and nondisclosure, confidentiality and other contractual restrictions to protect our proprietary technology. However, these legal means afford only limited protection and may not adequately protect our rights or permit us to gain or keep any competitive advantage. We may be involved in litigation or other proceedings to protect or enforce our patents and proprietary rights, to determine the scope, coverage and validity of others' proprietary rights, or to defend against third party claims of intellectual property infringement, and the cost to the Company of any litigation or other proceedings, even if resolved in our favor, could be substantial. The ability to compete effectively and to achieve partnerships will depend on the Company's ability to develop and maintain proprietary aspects of its verifi LUNG Testing products and our diagnostic reader technology and to operate without infringing on the proprietary rights of others. The presence of such proprietary rights of others could severely limit its ability to develop and commercialize its products, to conduct its existing research and could require financial resources to defend litigation, which may be in excess of the Company's ability to raise such funds. There is no assurance that the Company will be able to obtain patent protection of its Diagnostic Products, related product reference designs and trade secrets in a form that will be sufficient to protect its intellectual property and gain or keep any competitive advantage that the Company may have. The patent positions of biotechnology companies can be highly uncertain and involve complex legal, scientific and factual questions for which important legal principles remain unresolved. Patents issued to the Company may be challenged, invalidated or circumvented. To the extent the Company's intellectual property offers inadequate protection, or is found to be invalid or unenforceable, the Company is exposed to a greater risk of direct competition. If its intellectual property does not provide adequate protection against the Company's competitors' products, its competitive position could be adversely affected, as could the Company's business, financial condition and results of operations. Both the patent application process and the process of managing patent disputes can be time consuming and expensive, and the laws of some foreign countries may not protect the Company's intellectual property rights to the same extent as do the laws of Canada and the United States. The Company will be able to protect its intellectual property from unauthorized use by third parties only to the extent that they are covered by valid and enforceable intellectual property rights including patents or are effectively maintained as trade secrets, and provided the Company has the funds to enforce its rights, if necessary.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Rare Management Advisors Inc. (Andrew Morris sole beneficial owner: sole Officer & Director)	100,312	Class A Voting Common Stock	19.3%
EB Bio Inc (Eric Brouwer as sole Owner, Director & Officer)	100,312	Class A Voting Common Stock	19.3%
DBV Inc. (Donna Padavan as sole owner and sole Director & Officer)	100,312	Class A Voting Common Stock	19.3%
RAIVS Dx (Adolfo Velazquez as sole owner & Manager)	100,312	Class A Voting Common Stock	19.3%

The Company's Securities

The Company has authorized Class A Voting Common Stock, and Class B Non-Voting Common Stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 42,822 of Class B Non-Voting Common Stock.

Class A Voting Common Stock

The amount of security authorized is 555,000 with a total of 520,054 outstanding.

Voting Rights

One Vote Per Share

Material Rights

There are no material rights associated with Class A Voting Common Stock.

Class B Non-Voting Common Stock

The amount of security authorized is 54,550 with a total of 0 outstanding.

Voting Rights

There are no voting rights associated with Class B Non-Voting Common Stock.

Material Rights

Class B Non-Voting Common Stock will not possess any voting rights with respect to key corporate decisions, including, but not limited to, the election of directors, amendments to the corporation's articles of incorporation or bylaws, issuance of additional shares, or significant corporate transactions, such as mergers, acquisitions, or the sale of substantial assets. As a result, holders of the non-voting Class B Non-Voting Common Stock will lack the ability to influence the direction of the company or to participate in the determination of matters that may materially affect their interests as shareholders. Furthermore, holders of Class B Non-Voting Common Stock may be adversely impacted by decisions made by the voting shareholders, whose interests may not align with those of non-voting shareholders. The inability to participate in corporate governance may, therefore, limit the protection and representation of Class B stockholders in matters that could affect the value of their investment.

What it means to be a minority holder

As a minority holder of Common Stock of this offering, you have granted your votes by proxy to the CEO of the Company. Even if you were to receive control of your voting rights, as a minority holder, you will have limited rights in regards to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;

- To the company;

- To an accredited investor; and

- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- Name: Class A Common Stock
  Type of security sold: Equity
  Final amount sold: $60,000.00
  Number of Securities Sold: 400,000
  Use of proceeds: Corporate and Product Development
  Date: July 21, 2023
  Offering exemption relied upon: 506(b)

- Name: Class A Common Stock
  Type of security sold: Equity
  Final amount sold: $12,464.00
  Number of Securities Sold: 1,248
  Use of proceeds: Corporate and Product Development
  Date: December 31, 2023
  Offering exemption relied upon: 506(b)

- Name: Class A Common Stock
  Type of security sold: Equity
  Final amount sold: $1,005,000.00
  Number of Securities Sold: 100,806
  Use of proceeds: Corporate and Product Development
  Date: July 21, 2024
  Offering exemption relied upon: 506(b)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

How long can the business operate without revenue:

We can operate the Company for approximately 12 months with our current cash. With the Reg CF financing, if it is completed within 6 months of launching or generates the cash from financing as expected our cash needs will be met for > 24 months, this is assuming the max Reg CF financing of $1.235M.

Foreseeable major expenses based on projections:

Completion of product development including transfer to manufacturing and our clinical studies that will result in our FDA De Novo submission

Future operational challenges:

Completion of transfer of our product to manufacturing and clinical center/patient recruitment for clinical studies is a future operational challenge as this task has not been completed and relies on third parties and as such we do not have full control over this process. We expect to complete the quality management systems documentation and transfer of our manufacturing processes to our third party manufacturer by the end of calendar 2024. During and subsequent to this transfer our third party manufacturing party will complete a series of validation manufacturing lots that will provide further assurance of successful transfer of the manufacturing processes and that are also expected to provide product appropriate for use in our clinical study program.

Future challenges related to capital resources:

Successful completion of Reg CF round(s). If we are not successful, or only partially successful in our Regulation CF financing we will attempt to raise additional capital from existing shareholders, and launch a separate financing to accredited and traditional investors; however, there can be no assurance that any of these initiatives will be successful.

Future milestones and events:

Per above and the timing of completion of clinical studies; timing of submission of FDA de novo application; timing of the review of FDA submission

All of the above will affect the timing of the commercial launch of our first product.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of November 2024, the Company has capital resources available in the form of $620,297.00 cash on hand.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

We believe the funds of this campaign are critical to our company's planned operations. These funds are required to support planned completion of our clinical studies and these are in-hand critical for completion of our regulatory submission for product marketing clearance from the FDA and the commercial launch of our product.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

We believe the funds from this campaign are necessary to the viability of the Company. Of the total funds that our Company has, 67% will be made up of funds raised from the crowdfunding campaign, if it raises its maximum funding goal of $1.23M.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If the Company raises the minimum funding goal of $123,983 we anticipate the Company will be able to operate for 12 months. This is based on a current projected monthly burn rate of $62,000 for expenses over the 12 months related to Corporate and Admin ($23,000) management ($337,500) and professional consulting fees ($51,000), product development ($223,000) and pre clinical studies ($89,000).

How long will you be able to operate the company if you raise your maximum funding goal?

If the Company raises the maximum funding goal, we anticipate the Company will be able to operate for 18 months. This is based on an increase in our projected monthly burn rate to $103,000 for expenses over the 18 months related to Corporate and Admin ($34,237) management ($506,250) and professional consulting fees ($121,500), product development ($311,509), pre-clinical studies ($106,000) and clinical studies of ($693,000).

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc…)

Currently, the Company has contemplated additional future sources of capital including future capital raises using Regulation D sources of funding including existing shareholders and other strategic and accredited investors from the management team's network. Existing shareholders have pro-rata rights to invest pari passu in future offerings, including the current offering. Existing shareholders have waived these rights until the earlier of the closing or termination of the current Regulation CF financing.

Indebtedness

The Company does not have any material terms of indebtedness.

Related Party Transactions

Valuation

Pre-Money Valuation: $14,998,357.36

Valuation Details:

The Company set its valuation internally, without a formal third-party independent evaluation.

The pre-money valuation has been calculated on a fully diluted basis. In making this calculation, we have assumed: (i) all current stock is common stock; (ii) all outstanding options, warrants, and other securities with a right to acquire shares are exercised; and (iii) any shares reserved for issuance under a stock plan are issued.

Use of Proceeds

If we raise the Target Offering Amount of $123,983.16 we plan to use these proceeds as follows:

- StartEngine Platform Fees
  5.5%

- StartEngine Service Fees
  12.5%
  Fees for certain creative design, legal, marketing, technical, and administrative support services provided by StartEngine, of which the final amount may vary.

- Product Development
  25.0%
  We will use funds raised for completing product development for our verifi(™) LUNG Test.

- Company Management
  38.0%
  We will use funds for contract for key leadership personnel for daily operations, including the following roles: CEO, CSO, CTO and VP Clinical and Regulatory Affairs. Fees paid to be commensurate with training, experience and position.

- Pre-Clinical Study
  10.0%
  We will use funds for a Pre-clinical Study to be conducted.

- Other Corporate Overhead
  9.0%
  We will use funds for Corporate overhead and Administration in support of day-to-day operations of the Company and for Professional & Consulting fees.

If we raise the over allotment amount of $1,234,986.48, we plan to use these proceeds as follows:

- StartEngine Platform Fees
  5.5%

- StartEngine Service Fees
  1.0%

Fees for certain creative design, legal, marketing, technical, and administrative support services provided by StartEngine, of which the final amount may vary.

- Product Development
  16.0%
  We will use 16% of the funds raised for completing product development for our verifi(™) LUNG Test.

- Company Management
  19.5%
  We will use 19.5% of the funds for contract for key leadership personnel for daily operations, including the following roles: CEO, CSO, CTO and VP Clinical and Regulatory Affairs. Fees paid to be commensurate with training, experience and position.

- Pre-Clinical Study
  5.0%
  We will use 5% of the funds for a Pre-clinical Study to be conducted.

- Clinical Study
  38.0%
  We will use 38% of the funds to complete a Clinical Pilot Study and to launch our Pivotal Clinical Study

- Other Corporate Overhead
  9.0%
  We will use 9% of the funds for Corporate overhead and Administration in support of day-to-day operations of the Company and for Professional & Consulting fees.

- StartEngine Reg CF Campaign Marketing
  6.0%
  We will use 6% of the funds to market the crowdfunding campaign.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://rose-dx.com/ (https://rose-dx.com/investors).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/rosediagnostics

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW OR AUDIT (AS APPLICABLE) FOR ROSE Diagnostics, Inc.

[See attached]



ROSE Diagnostics, Inc.
(the "Company")
a Delaware Corporation

Financial Statements (unaudited) and Independent Accountant's Review Report

Period Ended June 30, 2024 and Year Ended December 31, 2023

Table of Contents



Certified Public Accountants, Cyber Security, and Governance, Risk & Compliance Professionals

_____

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To: ROSE Diagnostics, Inc. Management

We have reviewed the accompanying financial statements of ROSE Diagnostics, Inc. (the Company) which comprise the statement of financial position as of June 30, 2024 and December 31, 2023 and the related statements of operations, statement of changes in shareholders' equity, and statement of cash flows for the period and year then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements:
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility:
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion:
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Rashellee Herrera | CPA,CISA,CIA,CFE,CCAE | #AC59042
On behalf of RNB Capital LLC
Sunrise, FL
August 22, 2024

ROSE DIAGNOSTICS, INC.
STATEMENT OF FINANCIAL POSITION

See Accompanying Notes to these Unaudited Financial Statements

	As of June 30, 2024	As of December 31, 2023
ASSETS		
Current Assets:		
Cash & Cash Equivalents	998,460	5,792
Shareholder Receivable	-	2,594
Prepaid Expense	11,476	-
Total Current Assets	1,009,935	8,387
Non-Current Assets:		
Total Non-Current Assets		
TOTAL ASSETS	1,009,935	8,387
LIABILITIES AND EQUITY		
Current Liabilities:		
Accounts Payable	56,159	-
Accrued Expenses	16,958	-
Total Current Liabilities	73,117	-
Non-Current Liabilities:		
Total Non-Current Liabilities	-	-
TOTAL LIABILITIES	73,117	-
EQUITY		
Common Stock	5,021	4,012
Additional Paid in Capital	1,072,827	68,136
Retained Earnings (Accumulated Deficit)	(141,030)	(63,761)
TOTAL EQUITY	936,818	8,387
TOTAL LIABILITIES AND EQUITY	1,009,935	8,387

ROSE DIAGNOSTICS, INC.
STATEMENT OF OPERATIONS

See Accompanying Notes to these Unaudited Financial Statements

	Period Ended June 30, 2024	Year Ended December 31, 2023
Operating Expenses		
General & Administrative Expense	14,678	6,050
Management & Contractor Expense	8,334	-
Research & Development	53,064	57,051
Compensation Expense	673	660
Tax Expense	519	-
Total Operating Expenses	**(77,268)**	**(63,761)**
Total Loss from Operations	**(77,268)**	**(63,761)**
Net Income (Loss)	**(77,268)**	**(63,761)**

ROSE DIAGNOSTICS, INC.
STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

See Accompanying Notes to these Unaudited Financial Statements

	Common Stock		APIC	APIC- Options	Retained earnings (Deficit)	Total Shareholder's Equity
	# of Shares	$ Amount				
Inception	-	-	-		-	-
Issuance of Common Stock	401,248	4,012	-	-	-	4,012
Additional Paid in Capital	-	-	67,443	693	-	68,136
Net income (loss)	-	-	-	-	(63,761)	(63,761)
Ending balance at 12/31/23	401,248	4,012	67,443	693	(63,761)	8,387
Issuance of Common Stock	100,806	1,008	-	-	-	1,008
Additional Paid in Capital	-	-	1,004,019	673	-	1,004,692
Net income (loss)	-	-	-	-	(77,268)	(77,268)
Ending balance at 6/30/24	502,054	5,021	1,071,461	1,366	(141,030)	936,818

ROSE DIAGNOSTICS, INC.
STATEMENT OF CASH FLOWS

See Accompanying Notes to these Unaudited Financial Statements

	Period Ended June 30, 2024	Year Ended December 31, 2023
OPERATING ACTIVITIES		
Net Income (Loss)	(77,268)	(63,761)
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Compensation Expense	673	660
Shareholder Receivable	2,594	(2,594)
Prepaid Expenses	(11,476)	-
Accounts Payable	56,159	-
Accrued Expenses	16,958	-
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	64,909	(1,934)
Net Cash provided by (used in) Operating Activities	(12,360)	(65,696)
INVESTING ACTIVITIES	-	-
Net Cash provided by (used in) Investing Activities	-	-
FINANCING ACTIVITIES		
Common Stock	1,008	4,012
Additional Paid in Capital	1,004,692	68,136
Additional Paid in Capital- Compensation Expense	(673)	(660)
Net Cash provided by (used in) Financing Activities	1,005,027	71,488
Cash at the beginning of period	5,792	-
Net Cash increase (decrease) for period	992,667	5,792
Cash at end of period	998,460	5,792

NOTE 1 – DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS

ROSE Diagnostics, Inc. ("the Company") was formed in Delaware on July 21, 2023. ROSE's registered office is located at 2796 Loker Avenue West,104, Carlsbad CA 92010.

ROSE, move the pathology lab in the cancer biopsy clinic with a suite of simple point of care diagnostic products to make cancer diagnostics work better. The Company's products target cancer biopsy procedures where biopsy samples are collected from patients and sent to a pathology lab for diagnoses. The Company's verifi™ products confirm the adequacy of biopsy sample collection effectively moving the pathology lab into the biopsy theatre. The Company's operations are developing a panel of known lymph biomarkers in a rapid Point of Care test format --- 5-minute turn-around-time enabling real-time actionable decisions. Disposable test cartridges are read on an affordable, small and portable reader already approved for other diagnostic products. The Company's intellectual property consists of filed and in-process to be filed patents, and trade secrets focused on rapid test turn-around time while maintaining a high level of accuracy compared to lab-based tests.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The financial statements for the years ended December 31, 2023 have been prepared in accordance with Generally Accepted Accounting Principles ("US GAAP") as issued by the Financial Accounting Standards Board (FASB).

Use of Estimates and Assumptions

In preparing these unaudited financial statements in conformity with U.S. GAAP, the Company's management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported expenses during the reporting period.

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates.

<u>Fair Value of Financial Instruments</u>

FASB Accounting Standards Codification (ASC) 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: Observable inputs such as quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2: Inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly. These include quoted prices for similar assets or liabilities in active markets and quoted prices for identical or similar assets or liabilities in markets that are not active.

Level 3: Unobservable inputs in which little or no market data exists, therefore developed using estimates and assumptions developed by us, which reflect those that a market participant would use.

 There were no material items that were measured at fair value as of June 30, 2024 and December 31, 2023.

<u>Cash and Cash Equivalents</u>

The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Company had $998,460 and $5,792 in cash and cash equivalents as of June 30, 2024 and December 31, 2023, respectively.

<u>Shareholder Receivable</u>

Shareholder receivables relates to committed equity capital that was still owed to the Company as of December 31, 2023. This was received in 2024.

<u>Revenue Recognition</u>

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

The Company will identify and analyze its performance obligations with respect to customer contracts once the first contract is signed.

General and Administrative

General and administrative expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

Research and Development

Research and development costs are expensed within the scope of ASC 730. Development costs are related to the application of research findings or other knowledge to a plan or design for the production of new or substantially improved materials, devices, products, processes, systems or services before the start of commercial production or use. Development costs having a future benefit are recognized only if it is probable that the expected future economic benefits that are attributable to the asset will flow to the entity and the cost of the asset can be measured reliably.

Equity Based Compensation

The Company maintains a Stock Option Plan (the "Plan") for the benefit of employees, officers, consultants and directors. The maximum number of common shares reserved for issuance under the Plan, together with any other employee stock option plans, options for services and employee share purchase plans, will not exceed 15% of the issued and outstanding shares at the time of the option grant. Options granted pursuant to the Plan are granted at an option price which will not be less than the fair market price at the time the options are granted. All time-based options granted to individual optionees generally vest monthly over a period of 12 to 36 months. Performance based options are tied to specific milestones.

The Company accounts for stock options issued to employees under ASC 718 (Stock Compensation). Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as an item of expense ratably over the employee's requisite vesting period. The Company has elected early adoption of ASU 2018-07, which permits measurement of stock options at their intrinsic value, instead of their fair value. An option' s intrinsic value is defined as the amount by which the fair value of the underlying stock exceeds the exercise price of an option. In certain cases, this means that option compensation granted by the Company may have an intrinsic value of $0.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 (Equity). The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to expense and credited to additional paid- in capital.

There is not a viable market for the Company's common stock to determine its fair value, therefore management is required to estimate the fair value to be utilized in the determining stock-based compensation costs. In estimating the fair value, management considers recent sales of its common stock to independent qualified investors, placement agents' assessments of the underlying common shares relating to our sale of preferred stock and validation by independent fair value experts. The option pricing-model used by management is Black-Scholes. Assumptions used in the option-pricing model are generally similar to those used in valuing stock options. Considerable management judgment is necessary to estimate the fair value. Accordingly, actual results could vary significantly from management's estimates. Management has concluded that the estimated fair value of the Company's stock and corresponding expense is negligible. Management issued options at a valuation of $.0918 per share and an exercise price of $.15 per share.

	Number of Options	Weighted Average Exercise Price
Beginning Balance	-	-
Granted	18,000	0.15
Vested	(7,055)	0.15
Exercised	-	-
Cancelled/Expired	-	-
Forfeited	-	-
Nonvested shares, December 31, 2023	**10,945**	**0.15**
Granted	-	-
Vested	(7,334)	0.15
Exercised	-	-
Cancelled/Expired	-	-
Forfeited	-	-
Nonvested shares, June 30, 2024	**3,611**	**0.15**
Exercisable	**14,389**	**0.15**

Income Taxes

The Company is subject to corporate income and state income taxes in the state it does business. We account for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, we determine deferred tax assets and liabilities on the basis of the differences between the financial statement and tax bases of assets and liabilities by using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date. We recognize deferred tax assets to the extent that we believe that these assets are more likely than not to be realized. In making such a determination, we consider all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. If we determine that we would be able to realize our deferred tax assets in the future in excess of their net recorded amount, we would make an adjustment to the deferred tax asset valuation allowance, which would reduce the provision for income taxes. We record uncertain tax positions in accordance with ASC 740 on the basis of a two-step process in which (1) we determine whether it is more likely than not that the tax positions will be sustained on the basis of the technical merits of the position and (2) for those tax positions that meet the more-likely-than-not recognition threshold, we recognize the largest amount of tax benefit that is more than 50 percent likely to be realized upon ultimate settlement with the related tax authority. The Company does not have any uncertain tax provisions.

<u>Recent Accounting Pronouncements</u>

The FASB issues Accounting Standards Updates (ASUs) to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions. No transactions require disclosure.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

The Company is not currently involved with or knows of any pending or threatening litigation against it or any of its officers. Further, the Company is currently complying with all relevant laws and regulations. The Company does not have any long-term commitments or guarantees.

NOTE 5 – LIABILITIES AND DEBT

The Company does not have any long term debt or liabilities.

NOTE 6 – EQUITY

The Company has authorized 550,000 shares of common stock at a par value of $.01 per share. As of June 30, 2024 and December 31, 2023, 502,054 and 401,248 shares were issued and outstanding.

Voting: Common stockholders are entitled to one vote per share

Dividends: The holders of common stock are entitled to receive dividends when and if declared by the Board of Directors.

NOTE 7 – SUBSEQUENT EVENTS
The Company has evaluated events subsequent to June 30, 2024, to assess the need for potential recognition or disclosure in this report. Such events were evaluated through August 22, 2024, the date these financial statements were available to be issued. No events require recognition or disclosure.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]



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GET A PIECE OF ROSE DIAGNOSTICS

Revolutionizing Cancer Biopsies with Point-of-Care Solutions

ROSE Diagnostics was created with the goal of reducing cancer patients' stress, time to diagnoses, and cost by enabling pathology review at the time and place of cancer biopsy procedures. By verifying the correct tissue is biopsied, our approach is designed to help doctors obtain the most accurate sample for analysis.

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Get Equity

This Reg CF offering is made available through StartEngine Primary, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.



ROSE diagnostics
RAPID ONSITE SOLUTIONS FOR CANCER
*The image shows a licensed product for the Verify LUNG Test, which is not FDA-cleared. Prototypes are used in R&D and ongoing clinical studies.

OVERVIEW | ABOUT | TERMS | REWARDS | DISCUSSION | INVESTING FAQS

Get Equity
$28.84 Per Share

MIN INVEST
$490.28

VALUATION
$15M

REASONS TO INVEST

ROSE Diagnostics is developing a rapid point-of-care test intended to deliver real-time biopsy sample verification in 5 minutes. Designed to be cost-effective, user-friendly, and efficient, it has the potential to improve patient outcomes and address an unmet need.

✓ **Lung cancer** is the leading cause of cancer deaths in the U.S., with 225K new cases annually & a $1B market. Expanding into liver, pancreatic, & breast cancers could double the addressable patient population.

✓ Since our Q4 2023 prototype study, we've developed our product, run 3,000+ lab tests, and had a positive FDA pre-submission. Our pivotal clinical study is set for Q1 2025, with FDA submission planned for Q3 2025.

TEAM



Andrew Morris • Board Member, Chief Executive Officer, Principal Accounting Officer

Andrew brings a ton of experience as a company co-founder, CEO and CFO. Contributions have been in leadership, operations, finance, corporate development and fund raising. 20+ years experience in diagnostics and life sciences companies; 10 years active Air Force service as a biosciences officer. (HBSc, MSc, MBA)

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Adolfo Velazquez • Board Member and Chief Technical Officer

Adolfo has deep experience in developing market-leading point-of-care sensors. He has led the development of multiple impactful & approved rapid point-of-care tests, from concept to commercialization. At Quidel Corp., he led the development of impactful SOFIA point-of-care products: Influenza A+B; RSV FIA; Strep A; Quantitative Vitamin D; and C. difficile.

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Eric Brouwer, PhD • Board Member, Chief Scientific Officer

Eric is passionate about developing innovative diagnostic products that transform healthcare delivery. He has 16+ years of experience in biosensors, microfluidics, and successful US/Canada and EU regulatory applications. As R&D lead, he launched iStat's CHEM8+, where he led the technological side of its cartridge product portfolio (blood gas, electrolyte, and chemistry assays), accounting for 80% of cartridge sales.

iStat, where Eric contributed to the development of key diagnostic technologies, was acquired by Abbott for $392M in 2003.

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Samir Makani, MD • Chief Medical Advisor Head of Interventional Pulmonology Coastal Pulmonary Associates

Dr. Makani is our US primary investigator for our clinical studies. He is a pioneer in lung cancer diagnostics and biopsies and one of our most important voices of the customer. Dr. Makani is board certified in pulmonary disease, critical care, and internal medicine with affiliations to Scripps Memorial Hospital La Jolla and Scripps Memorial Hospital Encinitas.

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Donna Padavan, PhD • Board Member and VP of Clinical & Regulatory Affairs

Donna is a seasoned professional with over two decades of experience in the medical device industry, specializing in clinical trials, regulatory processes, and medical innovation. She has a proven record of securing Health Canada approvals, managing FDA pre-submissions, and handling intellectual property rights. Her expertise is marked by a commitment to delivering results and advancing scientific knowledge.

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Paul Gold • Board Member

Now retired, Paul earned his chops with 15 years at Pfizer, where he started as a technical manager and finished as a director. His total of 45 years of industry experience in both hands-on execution and team leadership in technical and operations management and process development of sterile manufacturing is a massive addition to our team.

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Dr. Eldar Priel, MD • Principal Investigator, Medical Advisor

Dr. Priel is one of our first supporters and an enthusiastic, hands-on tester of our prototype development program! Dr. Eldar Priel is the perfect mix of experience as an Interventional Pulmonologist – our target customer – and, of academically focused researcher ideally suited as our Primary Investigator at the Firestone Institute of Respirology.

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Accelerating Cancer Diagnosis

ROSE Diagnostics is an innovative company dedicated to advancing cancer diagnosis through rapid, point-of-care testing. We aim to address a critical gap in the diagnostic process by enabling pathology review directly in the biopsy suite.



WHY ROSE DIAGNOSTICS?

CUTTING-EDGE RESEARCH

Our goal is to push the boundaries of medical science to create life-changing diagnostic tools. We aim to improve patients' quality of life and make cancer diagnostics work better.

STRATEGIC PARTNERSHIPS

By collaborating with world-leading organizations, including research institutions and medical centers, we accelerate innovation and deliver superior results.

PATIENT FOCUS

Our solutions are designed to improve patients quality of life, and enhance patient care and treatment options.

TECHNOLOGICAL EXCELLENCE

Our state-of-the-art facilities in Carlsbad, CA, empowered us to develop innovative testing products. Equipped with the latest technology and equipment, we're able to develop products that achieve new levels of speed accuracy and precision.

STRONG TEAM DRIVES INNOVATION

Our team of dedicated researchers and medical

Our team of dedicated researchers and medical professionals, with a wealth of experience and diverse expertise, is constantly innovating. We explore cutting-edge technologies and approaches to push the boundaries of medical science and develop groundbreaking solutions.

**The image shows a licensed product for the Verify LUNG Test, which is not FDA-cleared. Prototypes are used in R&D and ongoing clinical studies. *The image shows a prototype, which is not FDA-cleared.*

Cancer diagnosis is often a complex and time-consuming process, with patients facing long waits for results that delay crucial treatment decisions. ROSE Diagnostics seeks to accelerate this process with our innovative point-of-care testing platform. Our initial focus is on lung cancer, one of the leading causes of cancer-related deaths worldwide. Our rapid test is designed to identify key biomarkers in biopsy samples, with results typically available in approximately 5 minutes. This real-time information is intended to enable clinicians to make informed decisions promptly, potentially supporting faster and more effective treatment planning.

Our technology features a compact, affordable reader compatible with disposable test cartridges. This streamlined approach is designed to accelerate diagnosis and has the potential to improve accessibility and cost-efficiency. Backed by a world-class team of experts, ROSE Diagnostics is actively collaborating with leading institutions to refine our technology and expand its application to other cancer types. Our vision is a future where cancer diagnosis can be rapid, accurate, and accessible to all.

The Problem & Our Solution

Transforming Cancer Care, One Test at a Time

Lung cancer is a leading cause of cancer-related deaths worldwide, with early detection and treatment being crucial for improving patient outcomes.[1] However, current diagnostic processes are often inefficient, marked by lengthy turnaround times and issues with sample collection.

BENEFITS

IMPROVED PATIENT OUTCOMES
Faster diagnosis, reduced anxiety.

REDUCE REPEAT BIOPSIES
faster diagnosis, reduced anxiety.

SPEED AND EFFICIENCY
Real-time results, reduced turnaround times.

EASE OF USE
Simple operation, minimal training required.

COST-EFFECTIVE
Increased efficiency, potential for reduced healthcare costs.

MARKET EXPANSION
Opportunities for new revenue streams and partnerships.

PROMISING TECHNOLOGY
We believe our products, if cleared by the FDA, have the potential to lower clinical risk.

ROSE Diagnostics is tackling this challenge by developing rapid, point-of-care diagnostic tests that bring the pathology lab directly to the biopsy suite. Our initial product, the verifi™ LUNG Test, is designed to provide real-time feedback on biopsy sample adequacy, enabling clinicians to make prompt decisions and potentially reducing the need for unnecessary patient recalls.

PRODUCTS

verifi™ LUNG Test



- Rapid, qualitative test for lung cancer biopsy verification.

- Multiplexed biomarker panel for accurate results.

- Designed for use with EBUS-TBNA and EUS-FNA biopsy procedures.

- Clinical studies launched in October 2024 our first big step in our anticipated path to approval.

The image shows a prototype, which is not FDA-cleared.

verifi™ WORK STATION



- The work-flow management station allows the user to organize multiple patient samples during a single procedure.

- Ergonomic design allows integration of sample transfer tubes and test cartridges.

- Functional design optimizes 1-handed sample transfers.

The image shows a prototype, which is not FDA-cleared.

By streamlining the biopsy process and accelerating diagnosis, ROSE Diagnostics aims to enhance patient outcomes, lower healthcare costs, and raise the standard of care for lung cancer patients. Our technology platform is designed for rapid adoption, utilizing an existing point-of-care reader and disposable test cartridges. Our ROSE Reader and verifi™ Lung tests are designed for affordability, accuracy, and functionality even in challenging biopsy samples containing blood. As we expand our product pipeline, ROSE Diagnostics aims to establish a strong presence in the rapidly growing cancer diagnostics market.


POINT-OF-CARE READER
Affordable and portable device compatible with ROSE Diagnostics' test cartridges.
Already approved by FDA for other diagnostic applications.
ROSE Diagnostics

**The image shows a licensed product for the Verify LUNG Test, which is not FDA-cleared. Prototypes are used in R&D and ongoing clinical studies.*

the market & our traction

Pioneering Progress in Cancer Diagnosis

ROSE Diagnostics is addressing a critical challenge in healthcare: the inefficiency of cancer diagnosis. With over 200,000 new cases of lung cancer annually in the U.S. alone, the need for innovative solutions is urgent. ROSE is targeting a potential market exceeding $1 billion by focusing on the crucial issue of sample adequacy during lung cancer biopsies.[1]

THE MARKET

LUNG CANCER TESTING MARKET

- Leading cause of cancer deaths in the US

- 200,000 new cases annually, (2.45M globally)

Estimated market size **$1 BILLION**

MARKET EXPANSION

- Additional lung cancer tests: Expected to double the market size to $2 billion

- Expansion to other cancers and adding cancer Yes / No to the line-up

Total estimated market size over **$4 BILLION**

Source

ROSE Diagnostics is developing what we believe to be a groundbreaking point-of-care test to verify the presence of correct tissue during biopsies—an often overlooked but vital step in the diagnostic process. The company has made significant progress in a short time, including:

- **Robust Intellectual Property:** ROSE has filed multiple patents to protect its innovative technology, including test cartridges, transfer devices, and proprietary protein expressions.
- **Validated Concept:** Extensive testing on patient samples has demonstrated the product's potential efficacy.
- **Regulatory Progress:** Positive feedback from the FDA after a pre-submission meeting may suggest a promising regulatory pathway for ROSE.
- **Strategic Partnerships:** Collaborations with leading key opinion leaders (KOLs) and support from experienced investors highlight our potential.

DEVELOPMENT

JANUARY 2023
Prototype development initiated

SEPTEMBER 2023
Prototype in-patient testing begins
(>4,000 tests conducted in California lab)

OCTOBER 2023
Completed 1st FDA pre-submission meeting
(positive feedback)

OCTOBER 2024
2nd FDA pre-submission meeting completed

OCTOBER 2024
First clinical study launched.

Q1 2025
Pivotal clinical study launch planned

Q3 2025
FDA submission projected

With a strong technological foundation, a promising pipeline, and a dedicated team, we feel ROSE Diagnostics is well-positioned to revolutionize cancer diagnosis.

WHY INVEST

The Future of Cancer Diagnosis


ROSE
diagnostics
INVEST IN THE
FUTURE OF
CANCER
DIAGNOSIS

**The image shows a licensed product for the Verify LUNG Test, which is not FDA-cleared. Prototypes are used in R&D and ongoing clinical studies.*

We believe ROSE Diagnostics is positioned to advance cancer diagnosis with our rapid, point-of-care testing platform. By bringing the pathology lab directly to the biopsy suite, we aim to address a critical gap in the diagnostic process, working to reduce the time required to deliver results and support faster, potentially more effective treatment decisions.

Invest today to be part of the next wave of innovation in cancer care. Invest in ROSE Diagnostics.

ABOUT

HEADQUARTERS
2796 Loker Avenue W Suite 104
Carlsbad, CA 92010

WEBSITE
View Site ↗

ROSE Diagnostics was created with the goal of reducing cancer patients' stress, time to diagnoses, and cost by enabling pathology review at the time and place of cancer biopsy procedures. By verifying the correct tissue is biopsied, our approach is designed to help doctors obtain the most accurate sample for analysis.

TERMS

ROSE Diagnostics

Overview

PRICE PER SHARE	**VALUATION**
$28.84	$15M
DEADLINE ⓘ	**FUNDING GOAL** ⓘ
Feb. 14, 2025 at 7:59 AM UTC	$124k - $1.23M

Breakdown

MIN INVESTMENT ⓘ	**OFFERING TYPE**
$490.28	Equity
MAX INVESTMENT ⓘ	**SHARES OFFERED**
$1,234,986.48	Class B Non-Voting Common Stock
MIN NUMBER OF SHARES OFFERED	
4,299	
MAX NUMBER OF SHARES OFFERED	
42,822	

Maximum Number of Shares Offered subject to adjustment for bonus shares

SEC Recent Filing →

Offering Circular →

Offering Memorandum →

Financials ⌃

	Most Recent Fiscal Year-End	Prior Fiscal Year-End
Total Assets	$5,792	$0
Cash & Cash Equivalents	$5,792	$0
Accounts Receivable	$0	$0
Short-Term Debt	$0	$0
Long-Term Debt	$0	$0
Revenue & Sales	$0	$0
Costs of Goods Sold	$0	$0
Taxes Paid	$0	$0
Net Income	-$63,761	$0

Risks ⌃

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and

risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

**Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.*

Voting Rights of Securities Sold in this Offering

Class B Non-Voting Common Stock will not possess any voting rights with respect to key corporate decisions, including, but not limited to, the election of directors, amendments to the corporation's articles of incorporation or bylaws, issuance of additional shares, or significant corporate transactions, such as mergers, acquisitions, or the sale of substantial assets. As a result, holders of the non-voting Class B Non-Voting Common Stock will lack the ability to influence the direction of the company or to participate in the determination of matters that may materially affect their interests as shareholders. Furthermore, holders of Class B Non-Voting Common Stock may be adversely impacted by decisions made by the voting shareholders, whose interests may not align with those of non-voting shareholders. The inability to participate in corporate governance may, therefore, limit the protection and representation of Class B stockholders in matters that could affect the value of their investment.

Investment Incentives and Bonuses*

Loyalty Bonus | 20% Bonus Shares

If you are a predesignated community member of ROSE Diagnostics Inc., as of 30th August 2024, you are eligible for additional bonus shares.

Time-Based Perks

Early Bird 1: Invest $2,000+ within the first 2 weeks | 10% bonus shares

Early Bird 2: Invest $5,000+ within the first 2 weeks | 15% bonus shares

Early Bird 3: Invest $10,000+ within the first 2 weeks | 20% bonus shares

Early Bird 4: Invest $20,000+ within the first 2 weeks | 25% bonus shares

Early Bird 5: Invest $50,000+ within the first 2 weeks | 30% bonus shares

Mid-Campaign Perks (Flash Perks)

Flash Perk 1: Invest $5,000+ between days 35 - 40 and receive 10% bonus shares

Flash Perk 2: Invest $5,000+ between days 60 - 65 and receive 10% bonus shares

Amount-Based Perks

Tier 1 Perk: Invest $2,000+ and receive public acknowledgment of your investment on our website

Tier 2 Perk: Invest $5,000+ and receive all prior perks + 5% bonus shares

Tier 3 Perk: Invest $10,000+ and receive all prior perks, a private online session with the founders, + 10% bonus shares

Tier 4 Perk: Invest $20,000+ and receive an invitation to a VIP event with the company leadership + 15% bonus shares

Tier 5 Perk: Invest $50,000+ and receive a personalized lab tour and strategy session with the executive team + 20% bonus shares

The 10% StartEngine Venture Club Bonus

ROSE Diagnostics, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Venture Club.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Class B Non-Voting Common Stock at **$28.84**/ share, you will receive 110 shares of Class B Non-Voting Common Stock, meaning you'll own 110 shares for **$2,884.** Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and the time of offering elapsed (if any). Eligible investors will also receive the Venture Club bonus[,]/[[and] the Loyalty Bonus[,]/[and the Audience Bonus]] in addition to the aforementioned bonus.

In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed. Crowdfunding investments made through a self-directed IRA cannot receive perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those perks because they would be receiving a benefit from their IRA account.

Irregular Use of Proceeds
The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments.

REWARDS

Multiple investments in an offering cannot be combined to qualify for a larger campaign reward.

10% **Stack Venture Club & Rewards!**
Members get an extra 10% shares in addition to rewards below!

Venture Club

Venture Club Members earn 10% bonus shares on top of this and all eligible investments for an entire year. Not a member? Sign up at checkout ($275/year).

$2,000

Early Bird 1

Invest $2,000+ within the first 2 weeks | 10% bonus shares

10	15	50	11
Days	Hours	Minutes	Seconds

Select

$2,000

Tier 1 Perk

Invest $2,000+ and receive public acknowledgment of your investment on our website

Select

$5,000

Early Bird 2

Invest $5,000+ within the first 2 weeks | 15% bonus shares

10 Days **15** Hours **50** Minutes **11** Seconds

Select

$5,000

Tier 2 Perk

Invest $5,000+ and receive all prior perks + 5% bonus shares

Select

$10,000

Early Bird 3

Invest $10,000+ within the first 2 weeks | 20% bonus shares

10 Days **15** Hours **50** Minutes **11** Seconds

Select

$10,000

Tier 3 Perk

Invest $10,000+ and receive all prior perks, a private online session with the founders, + 10% bonus shares

Select

$20,000

Early Bird 4

Invest $20,000+ within the first 2 weeks | 25% bonus shares

10 Days **15** Hours **50** Minutes **11** Seconds

Select

$20,000

Tier 4 Perk

Invest $20,000+ and receive an invitation to a VIP event with the company leadership + 15% bonus shares

Select

$50,000

Early Bird 5

Invest $50,000+ within the first 2 weeks | 30% bonus shares

10 Days **15** Hours **50** Minutes **11** Seconds

Select

$50,000

Tier 5 Perk

Invest $50,000+ and receive a personalized lab tour and strategy session with the executive team + 20% bonus shares

Select

JOIN THE DISCUSSION



What's on your mind?

0/2500

Post

WC **W Kim Colich**
21 hours ago

Hi, Would you please tell us how many patents are granted and how many are submitted Also please tell us if they are assigned to ROSE Diagnostics, or owned by another entity and ROSE has exclusive rights, or what. Thanks. Blessings

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💬 0   ↑ 0   🚩

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HOW INVESTING WORKS

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Please keep in mind that a company can conduct a series of "closes" or withdrawals of funds throughout the duration of the campaign. If you are included in that withdrawal period, you will be emailed your countersigned subscription agreement and proof of purchase immediately following that withdrawal.

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StartEngine assists companies in raising capital, and once the offering is closed, we are no longer involved with whether the company chooses to list shares on a secondary market, or what occurs thereafter. Therefore, StartEngine has no control or insight into your investment after the close of the live offering. In addition, we are not permitted to provide financial advice. You may want to contact a financial professional to discuss possible investment outcomes.

Can I cancel my investment?

For Regulation Crowdfunding, investors are able to cancel their investment at any point throughout the campaign up until 48 hours before the closing of the offering. Note: If the company does a rolling close, they will post an update to their current investors, giving them the opportunity to cancel during this timeframe. If you do not cancel within this 5-day timeframe, your funds will be invested in the company, and you will no longer be able to cancel the investment. If your funds show as 'Invested' on your account dashboard, your investment can no longer be canceled.

For Regulation A+, StartEngine allows for a four-hour cancelation period. Once the four-hour window has passed, it is up to each company to set their own cancelation policy. You may find the company's cancelation policy in the company's offering circular.

Once your investment is canceled, there is a 10-day clearing period (from the date your investment was submitted). After your funds have cleared the bank, you will receive your refund within 10 business days.

Refunds that are made through ACH payments can take up to 10 business days to clear. Unfortunately, we are at the mercy of the bank, but we will do everything we can to get you your refund as soon as possible. However, every investment needs to go through the clearing process in order to get sent back to the account associated with the investment.

What is the difference between Regulation Crowdfunding and Regulation A+?

Both Title III (Regulation Crowdfunding) and Title IV (Reg A+) help entrepreneurs crowdfund capital investments from unaccredited and accredited investors. The differences between these regulations are related to the investor limitations, the differing amounts of money companies are

permitted to raise, and differing disclosure and filing requirements. To learn more about Regulation Crowdfunding, click here, and for Regulation A+, click here.

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The availability of company information does not indicate that the company has endorsed, supports, or otherwise participates with StartEngine. It also does not constitute an endorsement, solicitation or recommendation by StartEngine. StartEngine does not (1) make any recommendations or otherwise advise on the merits or advisability of a particular investment or transaction, (2) assist in the determination of the fair value of any security or investment, or (3) provide legal, tax, or transactional advisory services.

EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

Andrew Morris: Imagine going through a risky and invasive lung biopsy, enduring the anxiety of the unknown, and then being told weeks later that you need to do it all over again.

It's not a fluke: up to 40% of lung biopsy samples are inadequate for lab diagnosis, requiring a repeat biopsy.

ALT: It's not a fluke: many lung biopsy samples are inadequate for lab diagnosis, requiring a repeat biopsy.

ALT 2: It's a reality for many patients whose samples are inadequate for lab diagnosis—requiring a repeat biopsy.

It's not just stress-inducing and inconvenient—it's life-threatening. Every six-week delay in lung cancer treatment increases mortality risk by 13%. Lung cancer is by far the leading cause of cancer death in the US, so the repercussions are massive. But with Rose Diagnostics, we're working to change that.

Our verifi LUNG test allows doctors to quickly test each biopsy sample to ensure they have captured a tissue sample that is viable for analysis—BEFORE it goes to the lab. It takes just five minutes in the O.R.—avoiding the need for follow-up biopsy procedures and saving weeks of agonizing stress and pain. And the low cost of the ROSE's verifi LUNG for each patient is significantly cheaper than a biopsy re-do for a biopsy. Finally, it makes clinician's jobs easier by saving time to diagnosis and reducing the risk of human error.

Andrew: And we're not stopping with lung cancer biopsies. Our patent-pending technology can be applied to other cancers—and we have plans to make a wide range of biopsies more accurate, less stressful and far more cost-effective.

Samir Makani: ROSE's verifi technology isn't just an incremental improvement. It's a paradigm shift that could disrupt a $26 billion global cancer biopsy industry—saving time, money, pain and lives in the process. It's proven extremely difficult to develop fast, accurate point-of-care testing, but the ROSE team is making it happen with this incredible test.

In fact, the scientists and executives working on ROSE Diagnostics' testing technology have developed and commercialized some of the most impactful point-of-care diagnostics in the world, for industry giants like Abbott and Quidel.

Now, they're applying that expertise to solve one of healthcare's most pressing challenges—speeding up cancer diagnoses. In just six months of bootstrapping, they' ve already developed a functional prototype and run over 3,000 test cartridges. In initial studies, the test is already performing at clinical standards and showing promising results in use with real patients—and we've brought the test time down from 10 minutes to just 5. As an interventional pomologist, this is a BIG deal for my practice. And other clinicians I've spoken with are eager to put this innovative technology to work.

Andrew: Thanks to our experience, initial traction, and top-notch regulatory consultants, we believe we're on a clear, direct path to FDA approval. And your investment could help us get there.

Every dollar we raise goes toward our mission to revolutionize testing, slash treatment delays, and alleviate unnecessary patient anxiety and trauma from the cancer diagnosis process. Join us—invest in Rose Diagnostics today.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

<u>Platform Compensation</u>

- As compensation for the services provided by StartEngine Capital or StartEngine Primary, as identified in the Offering Statement filed on the SEC EDGAR filing system (the "Intermediary"), the issuer is required to pay to Intermediary a fee consisting of a 5.5-13% (five and one-half to thirteen) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of the Intermediary. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to the Intermediary, if any, will be of the same class and have the same terms, conditions, and rights as the securities being offered and sold by the issuer on StartEngine's platform.

- As compensation for the services provided by StartEngine, investors are also required to pay the Intermediary a fee consisting of a 0-3.5% (zero to three and a half percent) service fee based on the dollar amount of securities purchased in each investment.

<u>Information Regarding Length of Time of Offering</u>

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.

- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be canceled and the funds will be returned.

<u>Hitting The Target Goal Early & Oversubscriptions</u>

- The Intermediary will notify investors by email when the target offering amount has hit 25%, 50%, and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before the new deadline.

- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer, with priority given to StartEngine Venture Club members.

- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be canceled and committed funds will be returned.

- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, commit to an investment or communicate on our platform, users must open an account on StartEngine and provide certain personal and non-personal information including information related to income, net worth, and other investments.

- Investor Limitations: There are no investment limits for investing in crowdfunding offerings for accredited investors. Non-accredited investors are limited in how much they can invest in all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $124,000, then during any 12-month period, they can invest either $2,500 or 5% of their annual income or net worth, whichever is greater. If both their annual income and net worth are equal to or more than $124,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $124,000.